Hilton Group plc



Ref: 82-1571

Ladbroke Group

With Compliments

Maple Court, Central Park, Reeds Crescent, Watford, Hertfordshire WD24 4QQ
Telephone +44 (0)20 7856 8000 Fax +44 (0)20 7856 8001 www.hiltongroup.com


Hilton


Ladbrokes


LivingWell

Hilton Group plc

COMPANIES ACT 1985 ("THE ACT")
DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY, PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS ON 28 APRIL 2003 OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE DECREASED TO 108,858,518 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 6.89% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
HSBC	7,411,600
MELLON BANK	78,773
STATE STREET NOMINEES LIMITED	134,800
BROWN BROTHERS HARRIMAN	44,000
NORTHERN TRUST	159,100
LLOYDS BANK NOMINEES LIMITED	697,200
STATE STREET BANK & TRUST	164,700
NATIONAL CITIES	164,700
J P MORGAN CHASE	324,300
CHASE MANHATTAN BANK LONDON	16,013,084

fidelityint30apr.doc

CHASE NOMINEES LIMITED	6,651,300
BANK OF NEW YORK LONDON	2,675,326
MELLON NOMINEES LIMITED	929,800
CREDIT SUISSE FST BOS ZURICH	20,900
NORTHERN TRUST	658,600
CHASE NOMINEES LIMITED	1,136,629
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	1,048,300
DEUTSCHE BANK	1,662,400
CITIBANK	756,500
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	11,187,100
CHASE MANHATTAN BANK LONDON	5,205,106
STATE STREET BANK & TRUST	3,338,941
BANK OF NEW YORK LONDON	19,594,000
CHASE NOMINEES LIMITED	1,594,000
DEUTSCHÉ BANK	884,176
NORTHERN TRUST	8,900,436
MELLON NOMINEES LIMITED	106,300
BANK OF NEW YORK, BRUSSELS	2,041,400
NATIONAL AUSTRALIA BANK	24,100
PICG	14,600
J P MORGAN	7,810,100

STATE STREET NOMINEES LIMITED	2,285,000
CITIBANK	197,900
MSS NOMINEES LIMITED	1,781,947
NORTRUST NOMINEES LIMITED	2,071,200
CHASE MANHATTAN BANK AG FRANKFURT	56,700
MORGAN STANLEY	1,033,500
TOTAL	108,858,518

Hilton Group plc

03 ... -5 ... 7:21

Ref: 82-1571

SUPPL

With Compliments

Maple Court, Central Park, Reeds Crescent, Watford, Hertfordshire WD24 4QQ
Telephone +44 (0)20 7856 8000 Fax +44 (0)20 7856 8001 www.hiltongroup.com



Hilton



Ladbrokes



LivingWell

Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS UNDER THE COMPANY'S INTERNATIONAL SHARE OPTION SCHEME ("THE INTERNATIONAL SCHEME"):

	OPTIONS GRANTED UNDER THE INTERNATIONAL SHARE OPTION SCHEME NO OF SHARES	CURRENT INTERESTS UNDER THE COMPANY'S EXECUTIVE SHARE OPTION SCHEMES NO OF SHARES
C BELL	264,664	1,331,828
D M C MICHELS	488,612	2,127,028
B G WALLACE	362,857	2,481,450

THE OPTIONS WERE GRANTED ON 4 APRIL 2003 AT 141.60P PER SHARE UNDER THE INTERNATIONAL SCHEME (NORMALLY EXERCISABLE BETWEEN 3 AND 10 YEARS FROM GRANT). THE TOTAL CURRENT INTERESTS SHOWN ARE IN RESPECT OF THE INTERNATIONAL SCHEME AND THE COMPANY'S 1978 SHARE OPTION SCHEME.